06000076

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 13 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16586

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG Equity Sales Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Pine Street, 12th Floor
(No. and Street)

New York	New York	10270
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Walter R. Josiah (212) 770-5371
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Walter R. Josiah, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG Equity Sales Corp., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNE H. CONSTANTIN
Notary Public - State of New York
NO. 01CO6084863
Qualified in New York County
My Commission Expires 12/16/2006

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AIG Equity Sales Corp. and Subsidiary
(A wholly owned subsidiary of AIG Global Asset Management Holdings Corp.)
Consolidated Statement of Financial Condition
December 31, 2005

AIG Equity Sales Corp. and Subsidiary
(A wholly owned subsidiary of AIG Global Asset Management Holdings Corp.)
Index
December 31, 2005

Page(s)

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
AIG Equity Sales Corp.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of AIG Equity Sales Corp. and Subsidiary (the "Company")at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 31, 2006

AIG Equity Sales Corp. and Subsidiary
(A wholly owned subsidiary of AIG Global Asset Management Holdings Corp.)
Consolidated Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 16,490,813
Deferred tax asset	1,469,082
Due from affiliates	3,291,195
Other	485,925
Total assets	$ 21,737,015
Liabilities and Stockholder's Equity	
Liabilities	
Income tax payable	$ 3,343,728
Accounts payable and accrued expenses	1,151,763
Due to affiliates	144,906
Total liabilities	4,640,397
Stockholder's equity	
Common stock, $10 par value per share, authorized 10,000 shares; issued and outstanding 1,500 shares	15,000
Additional paid-in capital	11,876,003
Accumulated other comprehensive loss	(1,252,217)
Retained earnings	6,457,832
Total stockholder's equity	17,096,618
Total liabilities and stockholder's equity	$ 21,737,015

The accompanying notes are an integral part of this financial statement.

1. Business and Organization

AIG Equity Sales Corp. (the "Company") is a wholly owned subsidiary of AIG Global Asset Management Holdings Corp. ("AIGGAMHC"), and is registered under the Securities Exchange Act of 1934 as a broker-dealer in securities. Prior to January 1, 2004 the Company had been a wholly owned subsidiary of AIG Inc ("AIG"). The Company is a sub-distributor and servicing agent for Class B shares of the AIG Money Market Fund, a separate series of the Advisor's Inner Circle Fund, a registered investment company.

The Company is also engaged in the distribution of certain other financial products which are sponsored, created, or issued by AIG and its subsidiaries, and participates in securities lending activities in an agency capacity.

Through board of directors' decree, the Company received from its affiliate Sun America Securities Inc., a 100% ownership interest in AIG Japan Securities Inc. ("AIG JS") on December 30, 2004. AIG JS is a wholly-owned subsidiary of the Company. AIG JS was registered as a broker-dealer in Japan on April 30, 2002 for the purposes of selling in Japan non-U.S. institutional mutual funds and other financial products, primarily sponsored by foreign AIG affiliates. AIG JS began operations on May 20, 2002.

2. Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Effective January 1, 2005, the Company was transferred the ownership in AIG JS from Sun America Securities, Inc. The Company followed the applicable accounting guidance which requires that the transfers of net assets between affiliates under common control to be recorded by the receiving entity at the historical cost in a manner similar to pooling of interest accounting. Accordingly, the Company consolidated the accounts of AIG JS beginning on January 1, 2005.

AIG JS reports on a fiscal year ending November 30 consistent with certain other AIG foreign subsidiaries. Accordingly, the accompanying consolidated financial statements include the accounts of the Company as of December 31, 2005 and AIG JS for the year ended November 30, 2005. All material intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include cash and overnight money market instruments with initial maturities of less than 90 days.

The Company maintains cash principally at Citibank $5,802. AIG JS also maintains cash principally at a Japanese based bank $15,492,398. Cash equivalent consists of the AIG Money

Market Fund, which is an SEC registered mutual fund managed by an affiliate of the Company, and is carried at cost plus accrued interest, which approximates fair value.

Translation of Foreign Currencies

Financial statement accounts expressed in foreign currencies are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, *Foreign Currency Translation.* Under SFAS No. 52, functional currency assets and liabilities are translated into U.S. dollar generally using the current rate of exchange prevailing at the statement of financial condition date of the subsidiary and the related translation adjustments are recorded as a separate component of comprehensive income, net of any related taxes in capital funds. The functional currency is generally the currency of the local operation environment. Statement of operations accounts expressed in functional currency are translated using the average exchange rate for the year.

Exchange gains and losses resulting from foreign currency transactions are recorded in net income.

3. Income Taxes

Deferred term assets and liabilities are recognized for temporary differences between the financial reporting and term bases of the financial assets and liabilities.

The operations of the Company are included in the consolidated federal income tax return of AIG. As a result, any taxes due or refundable are paid to or received from AIG. Payable to AIG and affiliates includes $59,436 which represents the 2005 federal income tax liability as a result of including the Company's 2005 income in the AIG consolidated federal income tax return.

The Company files separate state and local income tax returns.

AIG JS pays taxes in Japan on a separate company basis. Deferred taxes result from certain expenses deductible currently for financial reporting purposes and deductible for income taxes when paid.

4. Net Capital Requirement

The Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1) requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2005, the Company's net capital was $726,634 which was $676,634 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.29 to 1.

AIG JS is subject to the capital requirement of Japan's Financial Supervisory Agency ("FSA"), which requires all broker-dealers in Japan to calculate and maintain their capital adequacy ratio over 140 percent on a daily basis, and report to FSA on a monthly basis. As of November 30, 2005, AIG JS was in compliance with the required capital adequacy ratio. In the opinion of Company management, the operations of AIG JS are not subject to regulatory supervision in the United States of America.

The Company is an introducing (or fully disclosed) broker-dealer and does not carry customer accounts. This exempts the Company from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii).

5. Cash Segregated Under Foreign Regulations

The company has segregated assets n cash or other qualified securities owned totaling $83,607 (Japanese Yen 10,005,655) at November 30, 2005 under the securities regulations in Japan.

6. Related Parties

AIG charges the Company for certain administrative services. Due from affiliates includes revenues due from AIG and affiliates. Due to affiliates includes taxes and other expenses.

7. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payable and accrued expenses) approximates their carrying value as such financial instruments are short term in nature.